

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2021

Sten Gustafson
Chief Executive Officer
Pyrophyte Acquisition Corp.
3262 Westheimer Road
Suite 706
Houston, TX 77098

      Re: Pyrophyte Acquisition Corp.
          Amendment No. 1 to
          Draft Registration Statement on Form S-1
          Submitted August 16, 2021
          CIK No. 0001848756

Dear Mr. Gustafson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1.   Please have your independent auditors revise the date of their report to correct the typographical error contained therein.

Statements of cash flows, page F-6

2.   Please revise the heading for one of the columns presented in your Statements of cash flows to indicate that the information presented therein is for the period from February 12, 2021 (Inception) to February 24, 2021.

General

3.   We note your new disclosure regarding potential anchor investors. Please revise to disclose whether there is a ceiling on the amount that each anchor investor may purchase and quantify any ceiling. If there is no ceiling, please disclose the potential material impact on the public investors. We may have additional comments upon a review of your response.

    You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Elliott M. Smith